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Exhibit 23(g)(ii)
                                                       April 2, 2001


OLD DOMINION INVESTORS' TRUST

     Re:  Custodian Services Fees
          -----------------------

Dear Sir/Madam:

     This letter constitutes our agreement with respect to compensation to be paid to PFPC Trust Company ("PFPC Trust") under the terms of a Custodian Services Agreement dated April 2, 2001 between PFPC Trust and Old Dominion Investors' Trust ("you" or the "Fund"), as amended from time to time (the "Agreement") for services provided on behalf of each of the Fund's portfolios (the "Portfolios"). Pursuant to Paragraph 12 of the Agreement, and in consideration of the services to be provided to each Portfolio, you will pay PFPC Trust certain fees and reimburse PFPC Trust for its out-of-pocket expenses as follows:

Asset Based Fees:

     The following fee will be calculated daily based upon each Portfolio's total gross assets of each Portfolio and payable monthly, in the following amount:

    .02% on the average gross assets.

Transaction Charges:

     A transaction includes buys, sells, calls, puts, maturities, free deliveries, free receipts, exercised or expired options, opened or closed short sales and the movement for each piece of underlying collateral for a repurchase agreement, etc.

    Fed Book entry                 $10.00
    DTC Book entry                 $10.00
    PTC Book entry                 $15.00
    Physical certificate           $17.00
    Options contract               $22.50
    Futures margin variation       $10.00
    Short sale                     $15.00
    Trade revision/cancellation    $15.00
    Holdings charge                $ 2.00 per security, per month


Minimum Monthly Fees:

     The minimum monthly fee will be $1,000 per Portfolio investing in domestic securities, excluding transaction charges, holdings charges and out-of-pocket expenses.
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Out-of-Pocket Expenses:

     PFPC Trust's out-of-pocket expenses, include, but are not limited to, global sub-custody costs, data warehouse access fees, federal express delivery, deconversion costs, check processing fees, segregated accounts and federal reserve wire fees.

Miscellaneous:

     With respect to any daily net overdrawn cash balances for a Portfolio, a monthly charge shall be assessed based on 125% of the average federal funds rate for that month.

     PFPC Trust will sweep any net excess cash balances daily into an investment vehicle or other instrument designated in writing by the Fund (from which PFPC Trust may receive compensation), so long as the vehicle or instrument is acceptable to PFPC Trust. PFPC Trust will credit the Fund with such sweep earnings on a monthly basis. PFPC Trust will be paid by the Fund a fee of .25% of assets swept.

     PFPC Trust shall be entitled to deduct its fees and charges from the applicable Portfolio's account monthly when due, provided that PFPC Trust shall promptly account for such fees and charges to the Fund. Adjustments to such fees and charges (if any) will be made in the next monthly payment period.

     The fee for the period from the day of the year this fee letter is entered into until the end of that year shall be prorated according to the proportion which such period bears to the full annual period.

     If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.


                                   Very truly yours,

                                   PFPC TRUST COMPANY

                                   By:  /s/ Edward A. Smith, III
                                     ----------------------------
                                        Edward A. Smith, III
                                        Vice President
Agreed and Accepted:

OLD DOMINION INVESTORS' TRUST

By:  /s/ Cabell B. Birdsong
    -------------------------
     Cabell B. Birdsong
     Secretary and Treasurer